

July 15, 2013

Via E-mail
Stacy B. Siegal, Esq.
General Counsel
rue21, inc.
800 Commonwealth Drive
Warrendale, PA 15086

Alex Pellegrini
Apax Partners, L.P.
601 Lexington Avenue, 53rd Floor
New York, NY 10022

> **Re:** **rue21, inc.**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed on June 21, 2013 by rue21, inc., Apax VIII-A L.P., Apax VIII-B L.P.,**
> **Apax VIII-1 L.P., Apax VIII-2 L.P. et al.**
> **File No. 005-85129**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 21, 2013**
> **File No. 001-34536**

Dear Ms. Siegal and Mr. Pellegrini:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Rule 13e-3 Transaction Statement on Schedule 13E-3

General

1.      Please advise why Apax Partners, L.P., Apax VIII GP L.P. Inc., and Apax VIII GP Co. Limited are not filing persons on Schedule 13E-3. Please also disclose the persons who control Apax VIII GP Co. Limited and Parent, and advise why these persons are not filing persons. If Apax Partners, L.P. becomes a filing person, please also make similar disclosures regarding that entity. See General Instruction C to Schedule 13E-3.

2.      We note the carve out for voting purposes of "Shares as otherwise agreed to in writing before the effective time of the Merger between Parent or its affiliates and the holder of such Shares." Please confirm your understanding of Compliance and Disclosure Interpretation 201.06 relating to Going Private Transactions, which provides that target management can be engaged in a Rule 13e-3 transaction despite the fact that the terms of their future equity participation have not finalized.

Preliminary Proxy Statement on Schedule 14A

General

3.      File your form of proxy, which must be filed at least 10 calendar days prior to the date definitive copies of the proxy statement and form of proxy are first sent or given to security holders. See Rule 14a-6(a).

4.      Mark your proxy statement and form of proxy "preliminary copies." See Rule 14a-6(e)(1).

5.      Please make the statement required by Item 1014(e) of Regulation M-A, or direct us to where this statement appears in your filing.

Background of the Merger, page 9

6.      We note that the board of directors was provided with a discounted cash flow analysis prepared by an outside party on March 15, 2013. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to this report. See In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.

7.      We note the use of the term "excluded party period" on page 20. Please clarify your disclosure with respect to this term.

Recommendation of the Special Committee and the Board of Directors…, page 23

8.      Please expand the first two bullet points appearing on page 23 to briefly identify the material considerations of the special committee with respect to these factors.

9.      With respect to the fourth bullet point on page 23, please provide all disclosure required by Item 1013(b) of Regulation M-A.

10.     Please present the fairness determination of the board of directors with respect to unaffiliated security holders, rather than "stockholders (excluding the SKM Funds)."

11.     If the special committee did not perform its own going concern analysis, please revise your disclosure to disclose that the special committee specifically adopted the going concern analysis of the financial advisor.  Alternatively, disclose why the special committee did not consider this factor.

12.     Please discuss in reasonable detail the material factors upon which the board of directors' belief with respect to the fairness of the transaction is based.  To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

Equity Research Analyst Price Target Statistics, page 38

13.     Please disclose why Perella Weinberg found it necessary or advisable to discount analyst price targets for the cost of equity.

Other materials, page 46

14.     Please include the legend required by Item 1015(c) of Regulation M-A.

Prospective Financial Information, page 64

15.     Please disclose the October Long Range Plan projections and the November Long Range Plan projections.

The Merger Agreement, page 96

16.     Please revise the entire second introductory paragraph to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Market Price of Common Stock and Dividends, page 135

17.     Please update the table appearing in this section as of the most recent practicable date.

Security Ownership of Certain Beneficial Owners and Management, page 136

18.     Please confirm that the Apax entities do not directly own any securities of rue21.

Incorporation of Certain Documents by Reference, page 151

19.     Please cite the authority upon which you rely to forward incorporate by reference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                                    Sincerely,

                                                    /s/ David L. Orlic

                                                    David L. Orlic
                                                    Special Counsel
                                                    Office of Mergers and Acquisitions

cc:      <u>Via E-mail</u>
        David Fox, Esq.
        Kirkland & Ellis LLP

        Ryerson Symons, Esq.
        Simpson Thacher & Bartlett LLP